UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.___)*

Geospace Technologies Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37364X109
(CUSIP Number)

Christopher Sansone c/o Sansone Capital Management, LLC PO Box 514 Rumson, New Jersey 07760 Telephone Number: 732-443-3495
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [   ].

*            The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sansone Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[x]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

594,581

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

594,581

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

594,581

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	37364X109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sansone Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[x]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

488,454

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

488,454

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

594,581

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	37364X109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sansone Partners (QP), LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[x]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

106,127

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

106,127

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

594,581

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	37364X109

Item 1.	Security and Issuer.

The name of the issuer is Geospace Technologies Corporation, a Texas corporation (the "Issuer").  The address of the Issuer's principal executive offices is 7007 Pinemont Drive, Houston, Texas 77040.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)

The persons filing this statement are: (i) Sansone Capital Management, LLC, a Delaware limited liability company ("Sansone Capital Management"); (ii) Sansone Partners, LP, a Delaware limited partnership (the "3c1 Partnership"); and (iii) Sansone Partners (QP), LP, a Delaware limited partnership (the "3c7 Partnership").  Sansone Capital Management is the sole general partner of the 3c1 Partnership and the 3c7 Partnership.  Christopher Sansone, a United States citizen (collectively with Sansone Capital Management, the 3c1 Partnership and the 3c7 Partnership, the "Reporting Persons") and the managing member of Sansone Capital Management.

(b), (c)

Sansone Capital Management is principally engaged in the business of providing investment management services to the 3c1 Partnership and the 3c7 Partnership.  The 3c1 Partnership and the 3c7 Partnership are principally engaged in the business of investing in securities.  Mr. Sansone is principally engaged in the business of managing Sansone Capital Management.  Mr. Sansone disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act") of securities held by Reporting Entities other than himself.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 594,581 Shares beneficially owned by 3c1 Partnership and the 3c7 Partnership came from the working capital of such entities.  The net investment costs (including commissions, if any) of the Shares beneficially owned by Reporting Persons is approximately $7,814,076. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have been a shareholders of Geospace Technologies Corporation (‘Geospace” or the “Issuer”) for more than two years. The Shares held by the Reporting Persons were acquired in the ordinary course of the Reporting Persons' investment activities because the Reporting Persons believed the Shares to represent an attractive investment opportunity. Each Reporting Person may be deemed to be a member of an investment group with the other Reporting Persons.

Over most of the period of their investment, the Reporting Persons have steadily added to their positions anticipating an eventual cyclical recovery in the Issuer’s business, with the expectation that such recovery would inevitably reward all stakeholders.  Unfortunately, such expectation has become tempered by growing concerns relating to execution risk.  Clearly, the Reporting Persons are not the only market participants to have developed this concern.  Despite Issuer’s reports that the two most recent quarters delivered the long-awaited growth (reported revenues were up 40% and 44%, respectively), Issuer’s stock currently trades below the level it traded prior to the first of those announcements and below the level it traded one year ago.

Areas of growing shareholder concern include:

•Issuer’s cash position steadily eroding from more than $50 million at the end of fiscal year 2017 to barely $10 million at the end of the most recent quarter

•Continuing losses despite the significant recovery in Issuer’s business and revenues

•Issuer’s continued engagement in various ancillary businesses that have yet to demonstrate meaningful returns

•The transition of Issuer’s business to a rental model

•Issuer’s difficulty in effectively managing customer credit risks

The Reporting Persons strongly believe action is necessary to recover investor confidence. In this regard, it is generally understood that it is the job of a company’s board of directors to monitor and evaluate management performance, and that it is the responsibility of shareholders to ensure that their interests are being properly represented on the board of directors.  Considerations include whether the board is comprised of experienced and independent individuals with diverse and complementary skill sets, and whether the board is taking care to refresh its membership as necessary to keep pace with the evolving needs of the business.

To begin analyzing the current board at Geospace, we see that the company’s CEO (who is a board member) has been with the company since 1997, that’s probably a good thing, reflecting a company that nurtures and rewards internal talent, allowing leaders to rise up through the ranks.  It is surprising, and potentially alarming however, that 4 of the other 8 currently serving directors have also been with company since 1997.  According to a recent Spencer Stuart study, the average term of a public company board member is 8.1 years – the Issuer’s board has been dominated by the same group of directors for 23 years.

“Refreshment” of board seats is currently a hot topic in public company governance. New faces, new ideas, and new perspectives are seen as healthy to organizations, and also central to risk management, ensuring that organizations do not become insular, myopic and resistant to change.  No new directors have joined Geospace’s board since 2015.

A recent report of the Harvard Law School Forum on Corporate Governance included data that the average age of public company directors is 62.  Every single member of Issuer’s board is currently at or above that age.  Two-thirds of the current board members are over 70, with the two oldest directors reported as being 77 and 80 years old.

Considering whether diverse and complimentary skills are currently reflected in Issuer’s board composition, we see that two directors are retired KPMG partners, and one is a retired partner from the law firm, Fullbright and Jaworski.  Next, three members of the board are current or former members of Issuer’s management.  In the experience of the Reporting Persons, most small-cap public companies include one financial expert (a former CFO or auditor) and one member of management (usually the current CEO), with these directors frequently representing two out of six total seats, or one-third of the board.  At Geospace, we see seats occupied by audit, legal and management representatives comprising six out of nine total seats, or two-thirds of the board.

Given (i) the unusually large size of Issuers board (9 current directors), (ii) the very long tenure of a majority of those directors, (iii) and the presence of three current or former members of management, it is both surprising and distressing to see in Issuer’s 2020 Proxy Statement, a report of beneficial ownership indicating the 11 total people reported as executive officers and directors, collectively hold only 4.01% of Issuer’s outstanding shares.

To summarize:

•Issuer’s board of directors has too many members with too long a period of service

•Issuer’s board has gone too long without a healthy infusion of new perspectives and talent

•Issuer’s board is comprised entirely of members of above average age

•Issuer’s board is very heavily weighted toward individuals representing professional service skills and management

•Issuer’s board, though unusually large, does not to have directors appearing to represent the interests of outside shareholders—the holders of 96% of outstanding Shares

Fortunately, the solution for all of these issues is obvious and straight-forward.  The Reporting Persons will be contacting Issuer’s board of directors with the names of one or two potential new board members and will be encouraging other large shareholders to do the same.  Issuer’s board should react positively to this initiative, recognizing it as healthy and reflective of good governance practices. The Reporting Persons look forward to a collaborative process resulting in the appointment of one or more new shareholder representatives with the following traits:

•Experience on multiple small public company boards of directors

•Strong understanding of good governance practices

•Financial expertise relating to capital allocation and value creation

•Demonstrated abilities in tying strategic agendas to incentive compensation

•Experience with leasing business models; ability to help manage credit risk issues

The Reporting Persons strongly believe action is necessary to recover investor confidence—and that timely action will resound to the benefit of all stakeholders.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market transactions or privately negotiated transactions.  The Reporting Persons may also communicate with the Issuer's management, the Board and other holders of Shares from time to time.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, the 3c1 Partnership may be deemed to be the beneficial owner of 488,454 Shares, constituting 3.6% of the Shares, based upon 13,661,489 Shares outstanding as of the date hereof.  The 3c1 Partnership has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 488,454 Shares.  The 3c1 Partnership has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 488,454 Shares.

As of the date hereof, the 3c7 Partnership may be deemed to be the beneficial owner of 106,127 Shares, constituting 0.8% of the Shares, based upon 13,661,489 Shares outstanding as of the date hereof.  The 3c7 Partnership has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 106,127 Shares.  The 3c7 Partnership has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 106,127 Shares.

All of the Shares beneficially owned by the Reporting Persons were acquired in open market transactions.

There have been no transactions by the Reporting Persons in the Shares during the past 60 days.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2020	Sansone Capital Management, LLC*

By: /s/ Christopher Sansone
Name: Christopher Sansone
Title: Managing Member

Sansone Partners, LP* By: Sansone Capital Management, LLC Its general partner

By: /s/ Christopher Sansone
Name: Christopher Sansone
Title: Managing Member

Sansone Partners (QP), LP* By: Sansone Capital Management, LLC Its general partner

By: /s/ Christopher Sansone
Name: Christopher Sansone
Title: Managing Member

Christopher Sansone*

By: /s/ Christopher Sansone

* Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated February 18 2020, relating to the Common Stock, par value $0.01 per share , of Geospace Technology Corporation shall be filed on behalf of the undersigned.

Dated: February 18, 2020	Sansone Partners, LP By: Sansone Capital Management, LLC Its general partner

By: /s/ Christopher Sansone
Name: Christopher Sansone
Title: Managing Member

Sansone Partners (QP), LP By: Sansone Capital Management, LLC Its general partner

By: /s/ Christopher Sansone
Name: Christopher Sansone
Title: Managing Member

Christopher Sansone

By: /s/ Christopher Sansone